Erin M. Anderman
Direct Line: (617) 439-2446
Fax: (617) 310-9446
E-mail: eanderman@nutter.com

April 13, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:	Synacor, Inc.
Definitive Additional Materials on Schedule 14A Filed April 6, 2015, 2015 by JEC Capital Partners, LLC e t al. File No. 001-33843

Ladies and Gentlemen:

On behalf of JEC Capital Partners, LLC, JEC II Associates, LLC, K. Peter Heiland, Ratio Capital Management B.V., Ratio Capital Partners, Dilip Singh, Jeff Misthal and Scott Williams (the “Participants”), set forth below is the response of the Participants to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated April 8, 2015. The comment letter relates to the Participants’ Definitive Additional Materials on Schedule 14A filed April 6, 2015 (the “Additional Materials”).

For your convenience, each staff comment is presented below in italics, with the Participants’ response immediately following in regular type.

General

1.	As noted in comment 1 of our letter dated March 26, 2015, statements of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such statement. For example, in future filings, characterize the statements on page 11 that your “nominees are highly qualified” and that “the Board has destroyed stockholder value” as your beliefs.

In the Participants’ view, the statement on page 11 that the “Board has destroyed stockholder value” is a factual statement and it is supported by the table on page 11 showing a 3-year return for Synacor stockholders of negative 66.7%. The Partcipants’ acknowledge that the statement that their nominees are highly qualified is an opinion, and the Additional Materials have been revised, and will be re-filed with such qualification. In future filings, statements that are the Participants’ beliefs will be more clearly characterized as such.

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2015

2.	As noted in comment 2 of our letter dated March 26, 2015, a reasonable factual basis must exist for each statement or assertion of opinion or belief. Please provide us with support for your statements on page 21 that Mr. Scott Murphy has “no apparent qualifications” and that the board timed “the annual meeting such as to avoid disclosing Q1 results and Q2 guidance to stockholders” until after the meeting. If no reasonable factual bases exist, refrain from making such statements in future filings.

The Participants believe that the statement that Mr. Scott Murphy has “no apparent qualifications” is supported by the fact that the Mr. Murphy’s experience, as described in his biography included in the Company’s proxy statement, does not include any media or telecommunications industry experience. Rather, the Company points to his partial term in Congress as a qualification. In the Participants’ view, there is no relevance to or overlap between serving in Congress and serving on the Synacor Board. In any event, the comment regarding Mr. Murphy has been revised.

In addition, the Participants believes that their statement regarding the timing of the annual meeting is supported by the fact that this year’s annual meeting was scheduled approximately one month earlier than the Company’s three previous annual meetings, and no other explanation regarding the change in timing has been presented by the Company. The Additional Materials have been revised to more clearly reflect that it is the Participants’ belief that the Board changed the timing of this year’s annual meeting to avoid disclosing first quarter results and second quarter guidance prior to the annual meeting. Future filings will also clearly indicate that this is the Participants’ belief.

Poor Corporate Governance

Years of Poor Performance – Corporate Governance (1), page 21

3.	Page 21 states that many of Synacor’s corporate governance practices are not best practices, including the use of a classified board and the adoption of a poison pill. As noted in comment 1 of our letter dated March 31, 2015, please balance and qualify your assertions regarding corporate governance best practices by indicating that commentators and corporate governance experts disagree on whether classified boards and poison pills are negative drags on shareholder value or are otherwise counter to the protection of investors.

The Additional Materials have been revised as requested.

Years of Poor Performance – Corporate Governance (2), page 22

4.	We note your statement that at the 2014 Annual Shareholder Meeting, the two directors elected each received only 45% VOTES FOR. In future filings, please balance this disclosure by including the percentage of votes cast that each director received

Securities and Exchange Commission

Division of Corporation Finance

April 13, 2015

The Additional Materials have been revised as requested.

Please feel free to contact the undersigned at 617-439-2446 if you have any question relating to the Additional Materials or this letter.

Sincerely, /s/ Erin M. Anderman Erin M. Anderman

cc:	Securities and Exchange Commission
Mitchell Austin, Staff Attorney
Nicholas P. Panos, Senior Special Counsel

JEC Capital Partners
Michael Torok

Nutter, McClennen & Fish, LLP
James E. Dawson